Mail Stop 3561

February 26, 2008

Mr. Roger Casas
Chief Executive Officer
Internet Infinity, Inc.
413 Avenue G, #1
Redondo Beach, CA 90277

> **RE:** **Internet Infinity, Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2007**
> **Forms 10-QSB for Fiscal Quarters Ended June 30, 2007, September 30, 2007 and December 31, 2007**
> **Filed July 3, 2007, August 10, 2007, November 14, 2007 and February 19, 2008**
> **File No. 0-27633**

Dear Mr. Casas:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended March 31, 2007

Statements of Operations, page 11

1.   Please tell us what consideration you gave to recording the gains on the settlement of related party debt obligations as capital transactions as opposed to income. Refer to paragraph 20, footnote 1, of APB 26.

Statements of Cash Flows, page 13

2.   Please explain to us how you presented gains on the settlement of debts and interest incurred but not paid on amounts due to officer in the statement and why your presentation and classification complies with SFAS 95. It is unclear to us whether these amounts are presented as adjustments to reconcile net loss to net cash used in operating activities. Refer to paragraph 28 of SFAS 95 and footnote 12 thereto.

3.   It appears that proceeds from notes payable-related party represents non-cash operating expenses and should be reflected in cash flows from operating activities. Please tell us why your presentation complies with the guidance in SFAS 95. Additionally, we note that changes in amounts due to related company classified as cash flows from operating activities in the statement are classified as cash flows from financing activities in your report on Form 10-QSB for the nine months ended December 31, 2007. Please explain to us why each of these cash flow classifications is appropriate. Refer to paragraphs 15-32 of SFAS 95.

Item 8A. Controls and Procedures, page 25

4.   We note that the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures makes reference to providing reasonable assurances regarding the information that is required to be disclosed in the reports you file or submit under the Exchange Act. Please revise to remove the reference to the level of assurance or disclose, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Similarly revise the disclosure in your reports on Form 10-QSB. Please refer to Item 307 of Regulation S-B and Part II.F.4 of Final Rule Release 33-8238.

5.   Please revise your disclosure regarding changes in internal control over financial reporting to identify *any* changes that occurred *during your last fiscal quarter* that have materially affected, or are reasonably likely to materially affect, your

internal control over financial reporting. Similarly revise the disclosure in your reports on Forms 10-QSB. Refer to Item 308(c) of Regulation S-B.

<u>Exhibits 31 and 31.1</u>

6.   Please revise your certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-B. In particular, references to the "registrant" and "registrant's" should be replaced with "small business issuer" or "small business issuer's," as appropriate, in paragraphs 3, 4 and 5, the reference to "this quarterly report" in paragraph 4a should be replaced with "this report" and the parenthetical language in paragraph 4d should refer to the fourth quarter in the case of an "annual report" as opposed to "quarterly report." Please make conforming revisions to the certifications included in your reports on Form 10-QSB.

<u>Form 10-QSB for Fiscal Quarter Ended December 31, 2007</u>

<u>Note 6. Related Entities Transactions, page F-11</u>

7.   Reference is made to your disclosure in Form 8-K filed October 15, 2007. Please tell us how you accounted for the exchange of the related party note and explain to us in detail why your accounting treatment is appropriate. Refer to EITF 96-19, EITF 05-7, EITF 06-6 and EITF 05-1, as applicable. Also disclose the conversion terms of the exchange note in the notes to financial statements. Refer to SFAS 129.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief